Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

www.faegredrinker.com

March 10, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Fettig

Re:	Pender Real Estate Credit Fund (the “Fund” or “Registrant”)

File Nos.: 333-265070; 811-23806

Dear Ms. Fettig:

The following supplements the responses included in a correspondence filed on February 28, 2023 (the “Prior Letter”) and responds to the additional comments provided via telephone on March 3, 2023, each in connection with the SEC staff’s review of a registration statement (the “Registration Statement”) filed by the Registrant on Form N-2 under the Investment Company Act of 1940, as amended and Securities Act of 1933. The changes to the Fund’s disclosure discussed below will be reflected in a filing under Rule 424(b)(3) of the Securities Act of 1933, as amended.

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Accounting Comments

1.	Comment: The fee table on page 7 of the Prospectus no longer has a line item for Acquired Fund Fees and Expenses (“AFFE”). Please confirm in correspondence that the Fund doesn’t expect AFFE in its first year of operations.

Response: The Fund confirms that it does not expect to incur AFFE in its first year of operations.

2.	Comment: The expense example on page 8 of the Prospectus notes that the example assumes the expense limitation is in place during the first year. Because the Fund is expected to be running below the expense cap, please add the words “(as applicable)” to that language.

Response: The Registrant will revise the disclosure as requested.

3.	Comment: Under “Principal Risk Factors-General Risks-Borrowing, Use of Leverage,” on page 16 of the Prospectus, there is reference to management fees being higher due to the use of leverage. However, since the management fee is based on net assets and not managed assets, that sentence should be removed.

Response: The Registrant will revise the disclosure as requested.

4.	Comment: The third sentence in the fourth paragraph of the section entitled “Fund Expenses” on page 42 of the Prospectus, states that “The Fund also will bear directly certain ongoing offering costs associated with the continuous offer of Shares which will be expensed as they are incurred.” Please explain the accounting guidance for this treatment of offering costs.

Response: The Registrant respectfully amends and restates its response to comment No. 31, as reflected in the Prior Letter, as follows:

The Fund’s treatment of ongoing expenses is consistent with Investment Companies Audit and Accounting Guide 8.31. That guide states costs attributable to securities sold off the shelf should be charged against paid-in-capital. However, after closed-end fund reform, interval funds, while sold off of a shelf registration statement, no longer have to register additional shares, and their shelf registration statements are perpetual, like an open-end fund registration statement (shelf registration statements for other types of closed-end funds and BDCs must file replacement shelf registration statements every three years or when all of the registered securities have been sold off the shelf, and 8.31 is applicable to these situations). Additionally, the guidance states that “subsequent costs incurred to keep the filing ‘alive’ should be charged to expense as incurred.” To avoid the ambiguity in the language, the cited sentence in the prospectus will be revised to state: “The Fund will bear directly certain ongoing costs, which will be expenses as they are incurred.”

5.	Comment: On page S-24 of the Statement of Additional Information (“SAI”), the paragraph entitled “Investment Management Fee,” includes a reference to the investment management fee being “subject to certain adjustments.” We note that this language was removed elsewhere and ask that the Fund please remove it here as well.

Response: The Registrant will revise the disclosure as requested.

6.	Comment: Please delete the paragraph headed “Supplemental Financial Information” on page S-42 of the SAI. Additionally, please revise the last sentence of the prior paragraph to state that the Schedules of Investments of the Predecessor Fund are “presented in accordance with Article 12 of Regulation S-X.”

Response: The Registrant will revise the disclosure as requested.

7.	Comment: The description of the expense cap that is included in Appendix C-“Notes to the Financial Statements-Note 3”, states that such expense cap excludes “leverage interest”. Please revise the description to state “expenses incurred with borrowings,” so as to match the expense limitation agreement.

Response: The Registrant acknowledges the aforementioned immaterial error.

8.	Comment: Note 3 on page 8 of the September 30, 2022, Notes to Consolidated Schedule of Investments of the Pender Capital Asset Based Lending Fund I, L.P., includes a table column entitled “range of inputs”. The last row of such column appears to include a typo (i.e., the “66” should be deleted). Please correct.

Response: The Registrant acknowledges the aforementioned immaterial error.

9.	Comment: The section entitled “Subsequent Events” of the December 31, 2021 Notes to Consolidated Schedule of Investments of the Pender Capital Asset Based Lending Fund I, L.P. includes a reference to “Funds”. Please confirm whether such reference should be singular.

Response: The Registrant acknowledges the aforementioned immaterial error.

10.	Comment: In the prior correspondence filed, please refile to reflect the removal of the supplemental financial information consistent with comment 6 above. Additionally, add a response addressing comment 4 above.

Response: The Registrant respectfully amends and restates its response to comment No. 7, as reflected in the Prior Letter, as follows:

Pursuant to Rule 6-11(b), the term “fund” includes any investment company as defined in section 3(a) of the 1940 Act, including a business development company, or any company that would be an investment company but for the exclusions provided by sections 3(c)(1)or 3(c)(7) of that Act, or any private account managed by an investment adviser. The Predecessor Fund is not an investment company pursuant to Section 3(c)(5)(c) of the 1940 Act. Accordingly, the Fund are not required to comply with Rule 6-11 of Regulation S-X.

In response to the Staff’s request, the Registrant has provided the Staff with the audited special purpose schedule of investments as of the fiscal year ended December 31, 2021 and an audited special purpose schedule of investments as of September 30, 2022 of the Predecessor Fund, each presented as required by Rule 6-11 of Regulation S-X, by email. The audited schedules of investments as of December 31, 2021and September 30, 2022, respectively, are included in the Registrant’s statement of additional information. The schedules of investments are presented in accordance with U.S. Generally Accepted Accounting Principles. The schedules of investments have been presented as required by Rule 6- 11 of Regulation S-X.

Additionally, the Registrant has included a response to above comment No. 4, as requested.

*****

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer